SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Enzo Biochem, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

294100102
(CUSIP Number)

Kevin A. McGovern, Esq.

c/o Harbert Discovery Fund, LP

2100 Third Avenue North, Suite 600

Birmingham, AL 35203

(205) 987-5577

with a copy to:

Eleazer Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 12, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

 (Page 1 of 16 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 294100102	SCHEDULE 13D/A	Page 2 of 16 Pages

1	NAME OF REPORTING PERSON Harbert Discovery Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,915,027
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,915,027
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,915,027
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.03%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 294100102	SCHEDULE 13D/A	Page 3 of 16 Pages

1	NAME OF REPORTING PERSON Harbert Discovery Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,915,027
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,915,027
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,915,027
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.03%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 294100102	SCHEDULE 13D/A	Page 4 of 16 Pages

1	NAME OF REPORTING PERSON Harbert Discovery Co-Investment Fund I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,705,654
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,705,654
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,705,654
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.79%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 294100102	SCHEDULE 13D/A	Page 5 of 16 Pages

1	NAME OF REPORTING PERSON Harbert Discovery Co-Investment Fund I GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,705,654
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,705,654
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,705,654
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.79%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 294100102	SCHEDULE 13D/A	Page 6 of 16 Pages

1	NAME OF REPORTING PERSON Harbert Fund Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Alabama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,620,681
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,620,681
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,620,681
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.82%
14	TYPE OF REPORTING PERSON IA, CO

CUSIP No. 294100102	SCHEDULE 13D/A	Page 7 of 16 Pages

1	NAME OF REPORTING PERSON Harbert Management Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Alabama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,620,681
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,620,681
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,620,681
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.82%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 294100102	SCHEDULE 13D/A	Page 8 of 16 Pages

1	NAME OF REPORTING PERSON Jack Bryant
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,620,681
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,620,681
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,620,681
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.82%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 294100102	SCHEDULE 13D/A	Page 9 of 16 Pages

1	NAME OF REPORTING PERSON Kenan Lucas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,620,681
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,620,681
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,620,681
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.82%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 294100102	SCHEDULE 13D/A	Page 10 of 16 Pages

1	NAME OF REPORTING PERSON Raymond Harbert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,620,681
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,620,681
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,620,681
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.82%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 294100102	SCHEDULE 13D/A	Page 11 of 16 Pages

1	NAME OF REPORTING PERSON Fabian Blank
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 10,280
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 10,280
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,280
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 294100102	SCHEDULE 13D/A	Page 12 of 16 Pages

1	NAME OF REPORTING PERSON Peter J. Clemens, IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 5,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 5,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 294100102	SCHEDULE 13D/A	Page 13 of 16 Pages

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (the “Amendment No. 6”). This Amendment No. 6 amends the Schedule 13D, filed with the Securities and Exchange Commission on April 8, 2019 as specifically set forth herein.

Item 2.	IDENTITY AND BACKGROUND

Items 2(a) - (f) of the Schedule 13D are hereby amended and restated as follows:

(a), (f)

This Schedule 13D is being filed jointly by (i) Harbert Discovery Fund, LP, a Delaware limited partnership (the “Discovery Fund”), (ii) Harbert Discovery Fund GP, LLC, a Delaware limited liability company (the “Discovery Fund GP”), (iii) Harbert Discovery Co-Investment Fund I, LP (the “Discovery Co-Investment Fund” and together with the Discovery Fund, the “Funds”), (iv) Harbert Discovery Co-Investment Fund I GP, LLC (the “Discovery Co-Investment Fund GP” and together with the Discovery Fund GP, the “Fund GPs”), (v) Harbert Fund Advisors, Inc., an Alabama corporation (“HFA”), (vi) Harbert Management Corporation, an Alabama corporation (“HMC”), (vii) Jack Bryant, a United States citizen, (viii) Kenan Lucas, a United States citizen, (ix) Raymond Harbert, a United States citizen (collectively “Harbert”), (x) Fabian Blank, a German citizen (“Mr. Blank”), and (xi) Peter J. Clemens, IV, a United States citizen (“Mr. Clemens” and together with Harbert, the “Reporting Persons”).

The filing of this statement should not be construed as an admission that any Reporting Person is, for the purposes of Section 13 of the Act or otherwise, the beneficial owner of the shares of Common Stock reported herein.

(b)	The principal business address for each of the Reporting Persons, with the exception of Mr. Blank and Mr. Clemens, is 2100 Third Avenue North, Suite 600, Birmingham, Alabama 35203. The principal business address for Mr. Blank is Roemerstrasse 6, 56864 Bad Bertrich, Germany. The principle business address for Mr. Clemens is 2383 N. Berry’s Chapel Rd., Franklin, Tennessee 37069.

(c)	Kenan Lucas is the managing director and portfolio manager of the Discovery Fund GP and the Discovery Co-Investment Fund GP, which serves as general partner of the Discovery Fund and the Discovery Co-Investment Fund, respectively. Jack Bryant is a Senior Advisor to the Discovery Fund, and a Vice President and Senior Managing Director of HMC. Raymond Harbert is the controlling shareholder, Chairman and Chief Executive Officer of HMC, an alternative asset investment management firm that is the managing member of the Discovery Fund GP and Discovery Co-Investment Fund GP. Mr. Harbert also serves as the Chairman, Chief Executive Officer and Director of HFA, an indirect, wholly owned subsidiary of HMC, which provides the Funds with certain operational and administrative services. The principal business of each of the Funds is purchasing, holding and selling securities for investment purposes. Mr. Blank is a private investor and investment management advisor. Mr. Clemens is a private investor and former healthcare executive.

CUSIP No. 294100102	SCHEDULE 13D/A	Page 14 of 16 Pages

(d)	During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and were not and are not, as a result of any such proceeding, subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The funds for the purchase of the Common Stock by the Funds came from the working capital of the Funds, over which HFA, HMC, the Fund GPs, Jack Bryant, Kenan Lucas and Raymond Harbert, through their roles described above in Item 2(c), exercise investment discretion. No borrowed funds were used to purchase the shares of Common Stock reported in this Schedule 13D, other than borrowed funds used for working capital purposes in the ordinary course of business. The total costs of the Common Stock directly owned by the Funds is approximately $17,299,630.

The funds for the purchase of the Common Stock by Mr. Blank came from his personal funds. The total cost of the Common Stock directly owned by Mr. Blank is approximately $37,409.

The funds for purchase of the Common Stock by Mr. Clemens came from his personal funds. The total cost of the Common Stock directly owned by Mr. Clemens is approximately $11,505.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) - (c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D/A for the aggregate number of shares of Common Stock and percentages of the Common Stock beneficially owned by each Reporting Person. The percentages used in this Schedule 13D are calculated based upon 47,556,807 shares of Common Stock outstanding as of December 3, 2019, as reported in the Issuer’s Definitive Proxy Statement filed under cover of Schedule 14A, filed with the Securities and Exchange Commission on December 5, 2019.

CUSIP No. 294100102	SCHEDULE 13D/A	Page 15 of 16 Pages

By reason of Harbert’s intention to solicit proxies of shareholders in favor of appointing Mr. Blank and Mr. Clemens to the Board, Harbert, Mr. Blank and Mr. Clemens may be deemed members of a “group” within the meaning of Section 13(d)(3) of the Act and the “group” may be deemed to beneficially own an aggregate of 5,635,961 shares of Common Stock, or approximately 11.85% of the outstanding shares of Common Stock. Harbert expressly disclaims beneficial ownership of any shares of Common Stock beneficially owned by each of Mr. Blank and Mr. Clemens, and each of Mr. Blank and Mr. Clemens expressly disclaims beneficial ownership of any shares of Common Stock beneficially owned by Harbert.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Harbert has not effected any transactions in the Common Stock in the past sixty days. Mr. Blank has not effected any transactions in the Common Stock in the past sixty days. On February 12, 2020, Mr. Clemens purchased 5,000 shares of Common Stock in the open market at a price of $2.30 per share (excluding commissions).

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit 5:	Joint Filing Agreement

CUSIP No. 294100102	SCHEDULE 13D/A	Page 16 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2020

Harbert Discovery Fund, LP

By:	Harbert Discovery Fund GP, LLC, its General Partner

By:	Harbert Management Corporation, its Managing Member

By:	/s/ John McCullough
Executive Vice President and General Counsel

Harbert Discovery Fund GP, LLC

By:	Harbert Management Corporation, its Managing Member

By:	/s/ John McCullough
Executive Vice President and General Counsel

Harbert Discovery Co-Investment Fund I, LP

By:	Harbert Discovery Co-Investment Fund I GP, LLC, its General Partner

By:	Harbert Management Corporation, its Managing Member

By:	/s/ John McCullough
Executive Vice President and General Counsel

Harbert Discovery Co-Investment Fund I GP, LLC

By:	Harbert Management Corporation, its Managing Member

By:	/s/ John McCullough
Executive Vice President and General Counsel

Harbert Fund Advisors, Inc.

By:	/s/ John McCullough
Executive Vice President and General Counsel

Harbert Management Corporation

By:	/s/ John McCullough
Executive Vice President and General Counsel

By:	/s/ Jack Bryant
Jack Bryant

By:	/s/ Kenan Lucas
Kenan Lucas

By:	/s/ Raymond Harbert
Raymond Harbert

Fabian Blank

/s/ Fabian Blank
Fabian Blank

Peter J. Clemens, IV

/s/ Peter J. Clemens, IV
Peter J. Clemens, IV

EXHIBIT 5

Joint Filing Agreement

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he, she or it knows that such information is inaccurate.

Dated: February 14, 2020

Harbert Discovery Fund, LP

By:	Harbert Discovery Fund GP, LLC, its General Partner

By:	Harbert Management Corporation, its Managing Member

By:	/s/ John McCullough
Executive Vice President and General Counsel

Harbert Discovery Fund GP, LLC

By:	Harbert Management Corporation, its Managing Member

By:	/s/ John McCullough
Executive Vice President and General Counsel

Harbert Discovery Co-Investment Fund I, LP

By:	Harbert Discovery Co-Investment Fund I GP, LLC, its General Partner

By:	Harbert Management Corporation, its Managing Member

By:	/s/ John McCullough
Executive Vice President and General Counsel

Harbert Discovery Co-Investment Fund I GP, LLC

By:	Harbert Management Corporation, its Managing Member

By:	/s/ John McCullough
Executive Vice President and General Counsel

Harbert Fund Advisors, Inc.

By:	/s/ John McCullough
Executive Vice President and General Counsel

Harbert Management Corporation

By:	/s/ John McCullough
Executive Vice President and General Counsel

By:	/s/ Jack Bryant
Jack Bryant

By:	/s/ Kenan Lucas
Kenan Lucas

By:	/s/ Raymond Harbert
Raymond Harbert

Fabian Blank

/s/ Fabian Blank
Fabian Blank

Peter J. Clemens, IV

/s/ Peter J. Clemens, IV
Peter J. Clemens, IV